Exhibit 99.205

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

The Valens Company Inc. (“Valens” or the “Company”)

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

Item 2. Date of Material Change

November 16, 2021.

Item 3. News Release

A press release describing the material change was issued by Valens on November 15, 2021 and filed on SEDAR.

Item 4. Summary of Material Change

On November 16, 2021, Valens effected the three (3) for one (1) consolidation of its common shares (“Common Shares”), which was approved by the board of directors of Valens pursuant to the share consolidation authorizing resolution (the “Resolution”) approved by the shareholders of the Company (the “Shareholders”) at the recent annual general and special meeting of Shareholders (the “Meeting”).

Item 5. Full Description of Material Change

On November 16, 2021, Valens effected the three (3) for one (1) consolidation of its Common Shares (the “Consolidation”), which was approved by the board of directors of Valens pursuant to the Resolution approved by Shareholders at the recent Meeting. The Common Shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis on November 18, 2021. The full details in respect of the Consolidation were announced by Valens in a press release dated November 15, 2021.

The Company has mailed a letter of transmittal (“Letter of Transmittal”) to its registered holders of Common Shares which must be completed and returned to Computershare Investor Services Inc. (“Computershare”) at the address specified in the Letter of Transmittal, together with their share certificates for the pre-consolidation Common Shares, in order to receive share certificates for the relevant number of post-consolidation Common Shares to which they are entitled to receive. Questions on how to complete the Letter of Transmittal, or requests for additional copies of the Letter of Transmittal, may be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com. A copy of the Letter of Transmittal may also be obtained from the SEDAR website at www.sedar.com or from the Company’s website at www.thevalenscompany.com.

Shareholders that hold their Common Shares through a broker, trust company or other intermediary do not need to complete and submit a Letter of Transmittal, as their intermediary will make arrangements on their behalf for their accounts to be updated for the relevant number of post-consolidation Common Shares that they beneficially hold, as applicable.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Jeff Fallows, President of Valens, who is knowledgeable about the details of the material change and may be contacted at 647-956-8254 or ir@thevalenscompany.com.

Item 9. Date of Report

November 16, 2021